Exhibit (a)(5)(D)

ALTABA ANNOUNCES PRELIMINARY RESULTS OF TENDER OFFER

NEW YORK— June 19, 2017 — Altaba Inc. (“Altaba” or the “Company”) (NASDAQ: AABA) announced today the preliminary results of its modified “Dutch auction” self-tender offer to purchase up to $3.0 billion of shares of its common stock, which expired at 11:59 p.m., New York City time, on June 16, 2017.

Based on the preliminary count by Computershare Trust Company, N.A., the depositary for the tender offer, a total of 64,578,083 shares of the Company’s common stock were properly tendered and not properly withdrawn at or below the expected purchase price of $53.20 per share, including 47,020,366 shares that were tendered by notice of guaranteed delivery.

In accordance with the terms and conditions of the tender offer and based on the preliminary count by the depositary, the Company expects to accept for payment, at a purchase price of $53.20, all of the 64,578,083 shares properly tendered at or below the purchase price and not properly withdrawn before the expiration date, at an aggregate cost of approximately $3.4 billion, excluding fees and expenses relating to the tender offer. These shares represent approximately 6.7% of the Company’s issued and outstanding shares as of June 16, 2017. The shares expected to be purchased include 56,390,977 shares for an aggregate purchase price of up to $3.0 billion and an additional 8,187,106 shares that the Company has elected to purchase pursuant to its right to accept for payment up to an additional 2% of the Company’s issued and outstanding shares without extending the tender offer.

The Company determined the expected purchase price of $53.20 by multiplying 0.388, the lowest multiple within the Company’s specified range at which shares were tendered or were deemed to have been tendered in the tender offer, that when multiplied by the previously announced “Alibaba VWAP” of $137.1017, would enable the Company to purchase the maximum number of shares of the Company’s common stock properly tendered and not properly withdrawn having an aggregate purchase price not exceeding $3,000,000,000. The Company is purchasing an additional 0.85% of the Company’s issued and outstanding shares that were tendered at the expected purchase price, pursuant to its right to accept for payment up to an additional 2% of the Company’s issued and outstanding shares without extending the tender offer.

The number of shares expected to be purchased, the expected purchase price per share and expected total purchase price are preliminary and subject to change, including to the extent shares tendered through notice of guaranteed delivery are not delivered within the prescribed three trading day settlement period. The final number of shares to be purchased, the final per share and total purchase prices and the proration factor (if proration becomes applicable as a result of a change in the final per share purchase price) will be announced following the expiration of the guaranteed delivery period and the completion by the depositary of the confirmation process. Payment for the shares accepted for purchase pursuant to the tender offer, and the return of all other shares tendered and not purchased, will occur promptly thereafter.

Altaba may, in the future, decide to purchase more shares of its common stock. Any such purchases may be on the same terms as, or on terms that are more or less favorable to stockholders than, the terms of the tender offer. Rule 13e-4(f)(6) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), however, prohibits the Company and its affiliates from purchasing any shares, other than pursuant to the tender offer, until at least ten business days after the expiration of the tender offer, except pursuant to certain limited exceptions provided in Rule 14e-5 under the Exchange Act.

J.P. Morgan Securities LLC served as dealer manager for the tender offer, Innisfree M&A Incorporated is serving as information agent for the tender offer and Computershare Trust Company, N.A. is serving as depositary for the tender offer. For more information about the tender offer, please contact Innisfree M&A Incorporated at (877) 750-9498.

About Altaba Inc.

Altaba Inc. (NASDAQ: AABA) is an independent, publicly traded, non-diversified, closed-end management investment company registered under the Investment Company Act of 1940. Altaba’s mission is to fully realize the funds’ value for stockholders. The fund’s assets primarily—but not entirely—comprise two visionary investments made by the Company’s founders: the first a substantial investment in Alibaba Group Holding Limited, which has become one of the world’s largest online retailers, and the second in Yahoo Japan Corporation, now a leading Japanese internet company.

Prior to June 19, 2017, Altaba was known as “Yahoo! Inc.” Altaba was created after the sale of its operating businesses, at which time Yahoo! Inc. reorganized as an investment company, was renamed Altaba Inc., and began trading under the Nasdaq ticker symbol AABA.

Visit www.altaba.com for more information.

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